November 21, 2008
Ms. Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Re:	Holly Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 1-03876
Dear Ms. Towner,
Regarding your comments arising from your review of our response to the SEC Comment Letter dated June 30, 2008, please see our responses to the inquiries raised in your letter dated October 23, 2008. For ease of reference, we have included the staff comments, followed by our response, in same order as listed in the comment letter.
Note 3. Investment in Holly Energy Partners, page 67
SEC Comment 1:
We have read your response to prior comment three, clarifying that the line item on your balance sheet, “Distributions in excess of investment in Holly energy Partners,” represents your investment in Holly Energy Partners, L.P. (HEP), net of distributions received, and not an obligation to the investee.
We understand that you accounted for the initial transfer of assets to HEP as a transaction between entities under common control, an investment equal to your historical cost in the assets conveyed, reduced then and subsequently by distributions in excess of your investment, resulting in the credit balance that you report as a liability. In other words, at the point of deconsolidation, you calculated your investment as if you had always been using the equity method, while also assuming that the equity method would accommodate deferral of gains in the form of distributions in excess of your investment. It appears you have continued this practice in periods subsequent to the deconsolidation event.
Given your assertion indicating that you have no obligation to HEP, no arrangements to provide funding under any circumstances, we require further explanation about why you believe effectively recapturing and deferring the gains which arose in conjunction with the unit offerings by HEP, reflecting the diminishment of your ownership interest, then realized through distributions, properly depicts your standing with HEP. Please provide details sufficient to understand your rationale. The extent to which you had considered the economics of dilution to new investors and your share of HEP equity in recording your investment upon deconsolidation should be clear.
Please submit a rollforward of your investment from the point of formation to the present, similar to that which you provided in the notes, but also showing the activity in each period, subtotals for each balance sheet date, and reconciled where necessary to the corresponding amounts in your Balance Sheets, Statements of Income, and various sections of your Statements of Cash Flows.
Holly Corporation Response:
The balance presented under our balance sheet caption “Distributions in excess of investment in Holly Energy Partners” represents our investment balance with respect to HEP and does not represent an obligation to HEP. We do, however, have contractual obligations to HEP in the form of long-term transportation service agreements under which we are contractually obligated to transport volumes of product that results in required minimum annual payments to HEP.
As of December 31, 2007, we had a pipelines and terminals agreement with HEP related to the assets that we transferred to them at the time of their initial public offering (“IPO Assets”) in 2004 and a second transportation agreement with HEP that related to intermediate pipeline assets (“Intermediate Assets”) that we transferred to them in July 2005. Under these agreements, we are contractually obligated to transport volumes of refined product via the IPO Assets and Intermediate Assets that result in a required minimum level of annual payments to HEP. If we do not meet our minimum volume obligations, HEP bills, us quarterly, an amount related to any shortfalls in our volume commitments.
HEP was formed to acquire, own and operate substantially all of the refined product pipeline and terminalling assets that support our refining and marketing operations that we transferred to HEP upon the closing of its initial public offering in July 2004. At formation, 7,000,000 HEP common units were issued, representing a sale of 49% of our ownership interest in HEP. Following the HEP initial public offering, we held a 51% ownership interest in HEP consisting of 7,000,000 subordinated units and the 2% general partner interest.
In accounting for the HEP initial public offering, we evaluated whether SAB 51 permitted gain treatment upon the sale and issuance of HEP common units. Based on our review of SEC staff comments provided at the 2002 AICPA Conference on Current SEC Developments, we concluded gain recognition on the excess of HEP’s common unit offering price over our carrying value would be inappropriate. At this conference, the SEC staff discussed the application of SAB 51 to non-corporate entities (e.g., limited partnerships, LLCs) that do not have equity securities. The SEC staff indicated that in circumstances where dilution in a parent’s (Holly’s) interests does not occur because the third-party investment in the non-corporate subsidiary (HEP) is in the form of a class of equity that is preferred or senior to the equity interests held by the parent (Holly), recognition of a gain or loss is not appropriate.
Both HEP’s common units and subordinated units represent limited partner interests in HEP and are entitled to exercise the rights and privileges available to limited partners under the partnership agreement. However, the subordinated units are a separate class of limited partner interest in HEP as the rights of subordinated unit holders to participate in distributions differ from, and are subordinate to, the rights of common unit holders. For any given quarter, available cash is first distributed to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then are distributed to holders of subordinated units and the general partner, until the holders of subordinated units have received the minimum quarterly distribution. Since the HEP common units issued to third parties represent a class of equity securities that is preferred or senior to the equity interest held by us, we concluded it would be inappropriate to recognize a gain as a result of HEP’s common unit offering.
Upon HEP’s initial public offering, we determined that HEP qualified as a variable interest entity under FIN 46(R) and concluded that our beneficial interest exceeded 50%. Therefore, we consolidated HEP. We believe HEP qualified as a variable interest entity as the structure of this entity met certain conditions specified under Paragraph 5 of FIN 46(R). Specifically, the long-term transportation agreement executed with us upon HEP’s formation serves to protect HEP’s equity holders from risk of loss. Under the initial 15-year pipelines and terminals agreement with HEP, we are obligated to transport and terminal volumes of refined product on HEP’s IPO Assets that initially resulted in minimum annual payments to HEP of $35.4 million and is subject to upward adjustments based on annual changes in the producer price index. Additionally, we transferred the IPO Assets at our historical book basis of $40.2 million and we did not recognize any gain as this represented an intercompany transaction between us (HEP’s parent company) and HEP (our consolidated subsidiary). The $125.6 million in proceeds received as consideration for the IPO Assets were deemed an intercompany distribution and were eliminated along with our investment balance in HEP in our consolidated financial statements
In July 2005, we transferred our Intermediate Assets to HEP which closed simultaneously with HEP’s private offering of additional common units, reducing our direct ownership interest in HEP to 45%, including the 2% general partner interest. On the date of this transfer, HEP remained a consolidated entity. Again, the assets were transferred to HEP at our historical book basis of $5.8 million and we did not recognize any gain as this represented an intercompany transaction between us and our consolidated subsidiary. The $77.7 million in proceeds received as consideration for the Intermediate Assets were deemed as an intercompany distribution and was eliminated along with our investment balance in HEP in our consolidated financial statements at the date of this transaction.
HEP’s offering of additional common units and the execution of the related transportation agreement constituted a reconsideration event based on guidance provided under paragraph 7 of FIN 46(R) and we re-evaluated whether HEP continued to qualify as a variable interest entity. After careful analysis, we determined that HEP continued to qualify as a variable interest entity as it continued to meet certain conditions specified under Paragraph 5 of FIN 46(R). In addition to our existing transportation agreement with HEP, we executed a new 15-year transportation agreement with HEP that related to the Intermediate Assets. Under this agreement, we are obligated to transport volumes of refined product via HEP’s Intermediate Assets that initially resulted in at least a minimum level of annual payments to HEP of $11.8 million and is subject to upward adjustments based on annual changes in the producer price index. Furthermore, we engaged an independent third-party to assist us in assessing our beneficial interest in HEP. The analysis concluded that our beneficial interest was less than 50% and accordingly, we deconsolidated HEP effective July 1, 2005. We did not apply guidance provided under EITF 04-5 as paragraph 3 of this standard limits its scope to limited partnerships or similar entities that are not variable interest entities under FIN 46(R).
At the time we deconsolidated HEP, we concluded that gain recognition on the transfer of the IPO and Intermediate Assets to HEP was not appropriate. We believe gain recognition is dependent on whether a transaction is realizable and whether satisfaction of all conditions / obligations under a transaction have occurred. Although, our exchange of assets with HEP occurred and was realized, we have significant continuing involvement in the transferred assets as a result of the transportation agreements. Under these agreements, we have effectively guaranteed the future performance of the IPO and Intermediate Assets by committing to provide a minimum revenue stream via our volume shipments. Additionally, our future minimum obligations under these transportation agreements are indexed and exceed the gains that in essence have been deferred.
Upon our deconsolidation of HEP in July 2005, we adopted the equity method of accounting for our investment in HEP as our 45% ownership interest in HEP exceeded 20% and we maintained the ability to exercise significant influence over HEP via our 2% general partner interest. In connection with our equity accounting, we determined that recognizing a gain for the distributions in excess of our investment in HEP would be inappropriate given our significant continuing involvement in the assets as discussed above. On July 1, 2005, our investment balance in HEP was $(154.7) million. This was principally the result of $157.3 in distributions received in excess of our book basis in the IPO and Intermediate Assets that were transferred to HEP in 2004 and 2005.
A rollforward of our investment in HEP from the point of formation to December 31, 2007, showing activity by period and providing subtotals for corresponding amounts presented in our Balance Sheets, Statements of Income and Statements of Cash Flows is presented below:

			Distributions in
	Investment Balance		Excess of Equity in		Equity in Earnings
	in HEP		Earnings of HEP		of HEP
Description of HEP Activity	(Balance Sheet)(1)		(Cash Flow)		(Income Statement)
			(In thousands)

HEP IPO Transaction (Consideration received in excess of historical book basis in transferred assets)	$(85,430	)(2)
Consolidated earnings of Holly Energy Partners, net of minority interests’ share of $6,538 (7/14/2004 — 12/31/2004)	5,810
Regular quarterly distributions (7/14/2004 — 12/31/2004)	(3,169)

Balance at 12/31/2004	$(82,789)

Consolidated earnings of Holly Energy Partners, net of minority interests’ share of $6,721 (1/1/2005 — 6/30/2005)	6,131
Regular quarterly distributions (1/1/2005 — 6/30/2005)	(7,743)
HEP Intermediate Transaction (Consideration received in excess of historical book basis in transferred assets)	(71,851	)(3)
Capital contribution to maintain 2% General partner interest in HEP	1,591

Balance at 7/01/2005 (Deconsolidation of HEP)	$(154,661)

Equity in earnings of Holly Energy Partners (7/1/2005 — 12/31/2005)	6,517		$6,517		$6,517
Regular quarterly distributions (7/1/2005 — 12/31/2005)	(8,882)		(8,882)

Balance at 12/31/2005	$(157,026)		$(2,365	)(4)	$6,517

Equity in earnings of Holly Energy Partners (1/1/2006 — 12/31/2006)	12,929		$12,929		$12,929
Regular quarterly distributions (1/1/2006 — 12/31/2006)	(20,308)		(20,308)

Balance at 12/31/2006	$(164,405)		$(7,379)		$12,929

Equity in earnings of Holly Energy Partners (1/1/2007 — 12/31/2007)	19,109		$19,109		$19,109
Regular quarterly distributions (1/1/2007 — 12/31/2007)	(22,797)		(22,797)

Balance at 12/31/2007	$(168,093)		$(3,688)		$19,109

1)	As HEP was a consolidated subsidiary prior to July 1, 2005, our investment balance in HEP is not presented in our Consolidated Balance Sheets prior to this date as a result of consolidating and eliminating entries. Additionally, HEP’s balance sheet, income statement and cash flow activity is included in our consolidated results and not identifiable on the face of the Holly Consolidated Financial Statements through June 30, 2005. HEP minority interest holder’s share of earning of $6,538 for the period from July 14, 2004 through December 31, 2004 and $6,721 for the period from January 1, 2005 through June 30, 2005 are included in “Minority Interests in Income of Partnerships” in the Holly Consolidated Statements of Income for the years ended December 31, 2004 and 2005, respectively.

2)	$(125,612) + 40,182 = $(85,430). $125,612 represents amounts that we received from HEP upon our transfer of the IPO Assets to HEP in 2004. $40,182 represents our historical book basis in the assets transferred. Since gain recognition was not permitted, we accounted for the proceeds received in excess of our basis in the transferred assets as a distribution.

3)	$(77,651) + 5,800 = $(71,851). $77,651 represents amounts that we received from HEP upon our transfer of Intermediate Assets to HEP in 2005. $5,800 represents our historical book basis in the assets transferred. Since gain recognition was not permitted, we accounted for the proceeds received in excess of our basis in the transferred assets as a distribution.

4)	$(2,365) + $(685) = $(3,050) Distributions in excess of equity in earnings of HEP and joint ventures as presented in our Statement of Cash Flows for the year ended December 31, 2005. The $(685) represents our equity in loss of non-consolidated joint ventures.

SEC Comment 2:
We understand from your response to prior comment three that you have not considered the guidance in EITF 04-5 and your role as the general partner of HEP in deciding to deconsolidate that entity because you believe that HEP is a variable interest entity and you are following the guidance in FIN 46(R). Please submit the analysis that you performed under FIN 46(R) in identifying HEP as a variable interest entity, and concluding that you were no longer the primary beneficiary. Tell us whether you would come to a different conclusion if you were subject to EITF 04-5; and explain the extent to which you believe your decisions to consolidate or deconsolidate the limited partnership under FIN(R) reflect an actual gain or loss over that entity.
Holly Corporation Response:
Based on our discussion on October 29, 2008, we have provided an executive summary of our FIN 46(R) analysis to comply with your request above. Please see this executive summary, included as Attachment A, for the analysis performed under FIN 46(R) in identifying HEP as a variable interest entity and conclusion that we were no longer the primary beneficiary subsequent to the Intermediate Asset Transaction in July 2005.
If at the time of this analysis, HEP no longer qualified as a variable interest entity, HEP would not have qualified for the variable interest entity exclusion under Paragraph 3 of EITF 04-5 and therefore, we would have applied guidance under EITF 04-5, accordingly. Given that we own the 2% general partner interest in HEP, limited partners do not have the substantive ability to dissolve HEP or the ability to remove the general partner without cause and limited partners do not have substantive participating rights in significant business decisions, we do not believe that we would have overcome the presumption of control under EITF 04-5. Under this scenario, we would have not deconsolidated HEP on July 1, 2005 and we would have consolidated HEP for all periods presented since inception.
As noted above, we accounted for our investment in HEP under FIN 46(R) as we concluded that upon our transfer of the Intermediate Assets to HEP in 2005, HEP was a variable interest entity, as defined. Therefore, we performed the quantitative analysis described in the standard and concluded deconsolidation was appropriate given we were no longer the primary beneficiary as we did not absorb greater than 50% of HEP’s expected losses or receive greater than 50% of HEP’s residual return.
Please feel free to contact us with any additional questions or comments you may have.

Sincerely,
/s/ Bruce R. Shaw
Bruce R. Shaw
Senior Vice President and Chief Financial Officer

Report of Analysis and Recommendations
Dated July 1, 2005
Prepared In Connection With
Consulting Services Provided to
Holly Corporation
Related to
The Consolidation of Holly Energy Partners
and Related Fair Value Calculations as Outlined
in Various Accounting Pronouncements
By:
Jeff D. Balcombe, CPA/ABV, CFA, ASA
And
Darren S. Cordier, CFA

TABLE OF CONTENTS (CONTINUED)

July 8, 2005
Mr. P. Dean Ridenour
Vice President and Chief Accounting Officer
Holly Corporation
100 Crescent Court, Suite 1600
Dallas, Texas 75201-6927
Re: Consulting Services relating to FIN 46R for
Dear Mr. Ridenour:
Pursuant to your request, we have completed our consulting services for Holly Corporation (hereinafter referred to as “HOC” or the “Company”) and Holly Energy Partners (“HEP” or the “Partnership”) related to compliance with Statement of Financial Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (hereinafter referred to as “FIN 46R”).
The sole purpose of our consulting services is for financial reporting purposes. As such, the only intended users of our consulting services, including financial models and related reports, are the Company and its board of directors. Our consultation services, financial models, reports, presentations, or other documents generated from our consulting services are not intended for general circulation or publication, nor are they to be reproduced, used for any other purpose or distributed to third parties, other than those noted herein, without our express written consent.
Bernstein, Conklin & Balcombe

I. Executive Overview
HOC is seeking to analyze and consider the following: its ownership interest in the Partnership, whether the Company should continue to consolidate HEP in its financial statements, and under what conditions HOC would deconsolidate its interest in HEP.
ARB 51, Paragraph 2 notes, “The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation. However, there are exceptions to this general rule. A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner.”
FIN 46R provides guidance on exceptions to the general rule under ARB 51 for variable interest entities. FIN 46R addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics:
1.	The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.

2.	The equity investors lack one or more of the following essential characteristics of a controlling financial interest:
a.	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights;

b.	The obligation to absorb the expected losses of the entity; or

c.	The right to receive the expected residual returns of the entity.
3.	The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.
Bernstein, Conklin & Balcombe

To deconsolidate HEP from its financial statements, HOC must demonstrate that is not required to consolidate HEP under GAAP. This requires an analysis under FIN 46R to identify if HEP is a variable interest entity (“VIE”) and, if it is, if HOC is the primary beneficiary. If the tests reveal the HEP is not a variable interest, HOC must look to other GAAP measures to see if it is required to consolidate. Our report and analysis focuses on the tests required under FIN 46R. While we provide guidance on the economic and fair value analyses involved, the final judgment on the applicable accounting rests with management, subject to agreement by HOC’s independent accounting firm. Bernstein, Conklin & Balcombe is not a public accounting firm and is not providing an opinion on the appropriate accounting.
In applying our analysis and tests, we identified and answered a number of key questions including 1) Does FIN 46R apply?; 2) When do you consider VIE Status?; 3) Is HEP a VIE?; and 4) Is HOC the Primary Beneficiary?.
Does FIN 46R apply?
Our first step was to identify if FIN 46R should be applied. FIN 46R applies broadly to any entity not exempted specifically in Paragraph 4. We analyzed these exemptions and concluded that HEP does not and will not qualify for exemption for several reasons.
When do you consider VIE Status?
VIE status and who consolidates the VIE are considered only when certain conditions apply. HEP is required to reconsider due to its pending acquisition of the Intermediate Pipelines. HEP will also reconsider VIE status and consolidation if it revises its partnership agreement, allowing for future opportunities for reconsideration.
Is HEP a VIE?
Since FIN 46R applies and there is a condition that allows for consideration of VIE status, the next step was to test if HEP was a VIE. There are three primary tests (any of which could cause HEP to qualify as a VIE):
Bernstein, Conklin & Balcombe

1.	Equity sufficiency test (Paragraph 5a of FIN 46R);

2.	Equity rights test (Paragraph 5b of FIN 46R); or

3.	Equity allocation test (Paragraph 5c of FIN 46R).
These tests required the review of important or significant documents of HEP and the preparation of detailed financial models, which are detailed later in this report. According to our analysis, the equity sufficiency test indicated that HEP lacked sufficient equity at risk to permit it to carry on its activities without subordinated funding, since one of its activities is the strategic and accretive acquisitions of complementary assets. The equity rights test, based on our analysis, also indicated that HEP is a VIE since significant activities of the Partnership are outlined by contracts, limiting control through voting rights. The equity allocation test, was not found to indicate VIE status; however, passing any one of the tests indicates VIE status. As a result, HEP qualifies as a VIE and must test for consolidation under FIN 46R.
Is HOC the Primary Beneficiary?
Based on our analysis, HOC’s aggregate variable interests held were 47.8 percent of total variable interest expected losses and 47.7 percent of expected residual returns on a post-transaction basis (i.e., post the Intermediate Pipelines acquisition). Since no investor bears greater than 50 percent of the expected losses or has rights to greater than 50 percent of the expected residual returns, there is no primary beneficiary of HOC. As such, HOC will not be required to consolidate HEP under FIN 46R after the Intermediate Pipelines acquisition.
The Report
This report outlines the testing and analysis related to FIN 46R for HEP, focusing on HOC and whether or not it is the primary beneficiary of HEP.
The following table summarizes the analytical appendices and exhibits attached to this report:
Bernstein, Conklin & Balcombe

Appendix Name	Number
Benchmark Company Descriptions	A
Valuation Analysis — Valuation Methodology and Procedures	B
Valuation Analysis — Equity at Risk	C
Valuation Analysis — Fair Value of Assets	D
Valuation Analysis — Fair Value of HEP exclusive of Variable Interests and Variable Interests	E
Summary of First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P.	F
Summary of Pipeline and Terminals Agreements between HOC and Holly Energy Partners	G
Summary of Pipeline and Terminals Agreements between Alon and Holly Energy Partners	H
Summary of Omnibus Agreement	I
Summary of Holly Energy Partners Credit Agreement with Union Bank of California, N.A.	J
Summary of Holly Energy Partners, L.P. 6 1/4 Percent Senior Notes	K

Exhibit Name	Number
Financial statement analysis	1
Comparative ratio analysis	2
Key Assumptions to Management Forecasts	3
Summary of Management Forecast — All HEP Including IP	4
Summary of Management Forecast — HOC assets Excluding RG & IP	5
Summary of Management Forecast — Rio Grande Pipeline	6
Summary of Management Forecast — Alon Assets	7
Summary of Management Forecast — Intermediate Pipelines	8
Valuation of Invested Capital — Traditional Method	9
Discount Rate Analysis	10
Valuation of Invested Capital — Expected Present Value Method	11
Fair Value Analysis of HOC Assets Excluding RG	12
Fair Value Analysis of Rio Grande	13
Fair Value Analysis of Alon Assets	14
Bernstein, Conklin & Balcombe

Exhibit Name	Number
Fair Value Analysis of Intermediate Pipelines	15
Fair Value Summary — Total Assets	16
Valuation of Incentive Distribution Rights	17
Valuation of HEP Exclusive of Variable Interests	18
Valuation of HOC Volume Guarantee	19
Valuation of Decision Maker Fees	20
Valuation of Debt	21
Allocation of Expected Losses and Expected Annual Returns	22
II. Definitions
This report utilizes terms of art specific to GAAP guidance. In addition, terms specific to the Partnership are utilized. Accordingly, the following presents various defined terms used throughout this report.
Fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.1
Master limited partnerships (“MLPs”) are publicly traded, tax advantaged shares in limited partnerships that are not taxed, but instead allocate their income among all partners in proportion to their ownership interest. MLPs must receive 90 percent of their income from activities in real estate, commodities, or natural resources such as mining, timber, or energy production and related activities.

[1]	The term “fair value” is defined in various accounting pronouncements including FASB Concept Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements (“CON 7”).
Bernstein, Conklin & Balcombe

Common Unit means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in the First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P. and related amendments (the “Partnership Agreement”).
Subordinated Unit means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in the Partnership Agreement. The Subordinated Units, subject to certain conditions, will convert into an equal number of common units in five years from the date of issuance.
Class B Subordinated Unit — means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to the Class B Subordinated Units in the Partnership Agreement. The Subordinated Units, subject to certain conditions, will convert into an equal number of common units in five years from the date of issuance.
Entity refers to any legal structure used to conduct activities or to hold assets. Some examples of such structures are corporations, partnerships, limited liability companies, grantor trusts, and other trusts. Portions of entities or aggregations of assets within an entity shall not be treated as separate entities for purposes of applying FIN 46R unless the entire entity is a variable interest entity. Some examples are divisions, departments, branches, and pools of assets subject to liabilities that give the creditor no recourse to other assets of the entity. Majority-owned subsidiaries are entities separate from their parents that are subject to FIN 46R and may be variable interest entities.
Variable interest entity refers to an entity subject to consolidation according to the provisions of FIN 46R.
Bernstein, Conklin & Balcombe

Business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.
Expected losses and expected residual returns refer to amounts derived from expected cash flows as described in FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements. However, expected losses and expected residual returns refer to amounts discounted and otherwise adjusted for market factors and assumptions rather than to undiscounted cash flow estimates. Paragraph 8 specifies which amounts are to be considered in determining expected losses and expected residual returns of a variable interest entity. Expected variability is the sum of the absolute values of the expected residual return and the expected loss. All three concepts are illustrated in Appendix A of FIN 46R.
Present value — The current measure of an estimated future cash inflow or outflow, discounted at an interest rate for the number of periods between today and the date of the estimated cash flow. The present value of $X due n periods in the future and discounted at an interest rate of i per period is computed using the formula:
X/(1 + i)n
Expected present value - Expected present value refers to the sum of probability-weighted present values in a range of estimated cash flows, all discounted using the same interest rate convention.
Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive
Bernstein, Conklin & Balcombe

of variable interests. Equity interests with or without voting rights are considered variable interests if the entity is a variable interest entity and to the extent that the investment is at risk as described in Paragraph 5. Paragraph 12 explains how to determine whether a variable interest in specified assets of an entity is a variable interest in the entity. Appendix B of FIN 46R describes various types of variable interests and explains in general how they may affect the determination of the primary beneficiary of a variable interest entity.
Primary beneficiary refers to an enterprise that consolidates a variable interest entity under the provisions of FIN 46R.
Subordinated financial support refers to variable interests that will absorb some or all of an entity’s expected losses.
Unless otherwise noted, references to paragraph numbers related to specific paragraphs numbers in FIN 46R.
III. Investigation and Analysis
We considered Generally Accepted Accounting Procedures (“GAAP”) and related guidance provided in various accounting pronouncements which included:
1)	Accounting Research Bulletin No. 51, Consolidated Financial Statements;

2)	FIN 46R, Consolidation of Variable Interest Entities;

3)	FASB Emerging Issues Task Force Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (“EITF Issue No. 04-5”);

4)	FASB Emerging Issues Task Force Issue No: 04-7, Determining Whether an Interest Is a Variable Interest in a Potential Variable Interest Entity (“EITF Issue No. 04-7”);

5)	FASB Staff Position (FSP) No. FIN 46(R)-1, Reporting Variable Interests in Specified Assets of Variable Interest Entities as Separate Variable Interest Entities under
Bernstein, Conklin & Balcombe

Paragraph 13 of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities;

6)	FSP No. FIN 46(R)-2, Calculation of Expected Losses under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities;

7)	FSP No. FIN 46(R)-3, Evaluating Whether as a Group the Holders of the Equity Investment At Risk Lack the Direct or Indirect Ability to Make Decisions about an Entity’s Activities through Voting Rights or Similar Rights under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities;

8)	FSP No. FIN 46(R)-4, Technical Correction of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, Relating to Its Effects on Question No. 12 of EITF Issue No. 96-21, “Implementation Issues in Accounting for Leasing Transactions involving Special-Purpose Entities”;

9)	FSP No. FIN 46(R)-5, Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities (This FSP is applicable to both nonpublic and public reporting enterprises. This issue commonly arises in leasing arrangements among related parties, and in other types of arrangements involving related parties and unrelated parties.);

10)	FASB Concept Statement No. 6, Elements of Financial Statements;

11)	CON 7, Using Cash Flow Information and Present Value in Accounting Measurements; and

12)	FASB Proposed Statement of Financial Accounting Standards, Fair Value Measurements.
In performing our analysis, we read, reviewed, summarized, and analyzed numerous documents including:
1)	Ernst & Young’s Financial Reporting Developments: FASB Interpretation No. 46, Consolidation of Variable Interest Entities, revised December 2004 (FRD FIN 46R);

2)	HOC Form 10-K for the period ended December 31, 2004;

3)	HEP Form 10-Q for the period ended March 31, 2005;

4)	HEP Form 10-K for the period ended December 31, 2004;
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5)	HEP Forms S-1/A filed April 26, 2004, May 25, 2004, June 21, 2004, and June 25, 2004;

6)	The Omnibus Agreement between HOC and HEP;

7)	Pipelines and Terminals Agreement between HOC and HEP;

8)	Pipelines and Terminals Agreement between Alon USA, L.P. and HEP;

9)	Credit Agreement between HEP and Union Bank of California, N.A.;

10)	Form of 6.25 percent Senior Note Due 2015;

11)	First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P.;

12)	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P.;

13)	First Amended and Restated Agreement of Limited Partnership of HEP Operating Company, L.P.;

14)	First Amended and Restated Agreement of Limited Partnership of HEP Logistic Holdings, L.P.;

15)	First Amended and Restated Limited Liability Company Agreement of Holly Logistic Services, L.L.C.;

16)	First Amended and Restated Limited Liability Company Agreement of HEP Logistics GP, L.L.C.;

17)	Pipeline Lease Agreement by and between Mid-America Pipeline Company, as Lessor, and Navajo Pipeline Company, as Lessee;

18)	Transportation Agreement among Rio Grande Pipeline Company, Amoco Rio Grande Pipeline Company, Juarez Pipeline Company, Navajo Souther, Inc., Mid-America Pipeline Company, and P.M.I. Trading Limited dated November 21, 1995;

19)	HEP Form 8-K filed February 4, 2005;

20)	HEP Form 8-K filed February 28, 2005;

21)	HEP Form 8-K filed March 12, 2005;

22)	Various press releases of HEP;
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23)	Other relevant documents provided by HEP, available from SEC filings, or available through public sources.
Interviewed key management including:
1)	Mr. P. Dean Ridenour, Vice President and Chief Accounting Officer (Principal Accounting Officer);

2)	Mr. Scott Surplus, Vice President, Financial Reporting;

3)	Ms. Deborah Deibert, Manager, MLP Accounting;

4)	Mr. Mark A. Plake, Vice President — Human Resources and Governmental Affairs;

5)	Mr. Steve Gardner, Director of Taxation; and

6)	Mr. Michael Clifton, Business Analyst.
IV. Overview of Facts
HEP is a Delaware limited partnership formed by HOC and is the successor to Navajo Pipeline Co., L.P. (Predecessor) (“NPL”). On March 15, 2004, HEP filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (the “SEC”) relating to a proposed underwritten initial public offering of limited partnership units in HEP. HEP was formed to acquire, own and operate substantially all of the refined product pipeline and terminalling assets that support Holly’s refining and marketing operations in west Texas, New Mexico, Utah, and Arizona, and a 70 percent interest in Rio Grande Pipeline Company (“Rio Grande”).
In July 2004, HOC completed an initial public offering of limited partnership interests in HEP. Concurrently with the completion of its initial public offering, NPL and its affiliates, a wholly owned subsidiary of HOC, contributed a substantial portion of its assets to HEP in exchange for: a) an aggregate of 7,000,000 Subordinated Units, b) incentive distribution rights (“IDRs”) (as set forth in the Partnership Agreement), c) the 2 percent general partner interest, and d) an aggregate cash distribution of $125,600,000. The initial public offering resulted in the sale of 7,000,000 common units or a 49 percent limited partnership interest in HEP, therefore HOC retained a 51
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percent interest in HEP, consisting of the general partner units and subordinated units. HOC consolidates the results of HEP, and shows the interest the Company does not own as a minority interest in ownership and earnings. In connection with the offering, HOC entered into a 15-year pipelines and terminals agreement with HEP under which the Company agreed generally to transport or terminal volumes on certain of HEP’s initial facilities that will result in revenues that will equal or exceed a specified minimum revenue amount annually (which will initially be $35,400,000 and will adjust upward based on the producer price index) over the term of the agreement. Additionally, HOC agreed to indemnify HEP up to an aggregate amount of $15,000,000 for ten years for any environmental noncompliance and remediation liabilities associated with the assets transferred to HEP and occurring or existing prior to the date of the initial public offering.
On February 28, 2005, HEP closed on its acquisition from Alon USA, Inc. and certain of its affiliates (collectively “Alon”) of over 500 miles of light products pipelines and two light product terminals for $120,000,000 in cash and 937,500 HEP Class B Subordinated Units which will convert into an equal number of HEP Common Units in five years. As a result of the closing of the Alon transaction, HOC now owns 47.9 percent of HEP, including the 2 percent general partner interest, and other investors in HEP own 52.1 percent. In connection with the Alon transaction, HEP entered into a 15-year pipelines and terminals agreement with Alon, which will agree to transport on the pipelines and throughput volumes through the terminals, a volume of refined products that would result in minimum revenues to HEP of $20,200,000 per year.
Historical financial summaries for HEP are presented in Exhibit 1 of this report and included HEP and the effects of the Alon assets as of their acquisition date. Historical financial information for the Alon assets were not maintained separately by Alon and are were not available for pro-forma consolidation.
As of Friday, June 10, 2005, HEP announced its agreement to buy pipelines connecting two New Mexico refineries from HOC (the “Intermediate Pipelines”). The purchase is pursuant to an
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option granted by HOC to HEP as part of the spin off and IPO of HEP. Total consideration for the pipelines will be $81,500,000, consisting of at least 90 percent cash and the remaining balance in HEP Common Units. HEP will fund the acquisition through the issuance of about 1,200,000 Common Units and up to $35,000,000 in debt.
Currently, HOC consolidates the results of HEP and shows the interest it does not own as a minority interest in ownership and earnings. HOC, HEP, and their respective boards of directors are seeking to consider, identify and analyze the potential thresholds at which HEP would no longer be required to be consolidated with HOC.
V. Does FIN 46 Apply?
Before any other analysis, it is necessary to determine whether FIN 46R applies to HEP. Overall, FIN 46R applies to any legal entity that does not fall under certain exclusions listed in Paragraph 4. As a partnership, HEP is potentially subject to FIN 46R. Among the various exclusions in FIN 46R, the only exclusion potentially applicable to HEP is the exclusion of certain Businesses (FIN 46R, Paragraph 4h). This exclusion does not apply to HEP, since HEP fails to meet the definition of a Business under Appendix C of FIN 46R, which is included in the Definitions section of this report. HEP fails the Business definition since it lacks employees, an essential input for self-sustaining operations.
VI. When do you consider VIE Status?
FIN 46R outlines when an entity can consider if it is the primary beneficiary of a variable interest entity. Initial determination is made on the date on which an enterprise becomes involved with the entity, through ownership, contractual, or pecuniary interests that may be determined to be variable interests. It is our understanding that this original determination was made when HOC contributed assets to HEP.
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An enterprise will reconsider whether it should continue to consolidate or begin to consolidate a VIE when one or more of the following occur:
a.	The entity’s governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the entity’s equity investment at risk.

b.	The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of the entity.

c.	The entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity’s expected losses.

d.	The entity receives an additional equity investment that is at risk, or the entity curtails or modifies its activities in a way that decreases its expected losses.
Some events that may, by design, change the structure of the entity are:
•	Additional contributions by existing equity investors

•	Issuances of additional equity interests

•	Returns of equity to investors (that is, distributions in excess of earnings)

•	Revisions to equity holders’ voting rights

•	Entry into a significant new line of business that increases the entity’s expected losses

•	Purchases of guarantees or put options

•	Significant curtailment of the entity’s existing activities through sale of assets or discontinuance of a line of business

•	Debt refinancings

•	Retirement of debt at other than its contractual maturity date

•	Entry into agreements with service providers

•	Revisions to significant service contracts

•	Leases of significant new assets

•	Revisions to existing lease terms, including those that result in a new lease pursuant to FASB Statement No. 13, Accounting for Leases

•	Significant acquisitions of new assets
HEP must reconsider its status as the primary beneficiary due to its pending acquisition of the Intermediate Pipelines. HEP will also need to reconsider VIE status and consolidation if it revises its partnership agreement, thus allowing for future opportunities for reconsideration.
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VII. Is HEP a VIE?
HEP qualifies as a VIE if it meets certain criteria in any one of the following three tests:
1.	Equity sufficiency test (Paragraph 5a of FIN 46R);

2.	Equity rights test (Paragraph 5b of FIN 46R); or

3.	Equity allocation test (Paragraph 5c of FIN 46R).
(These terms are not used within FIN 46R; rather this report uses these terms to summarize the concept of each test.)
First Test — Equity Sufficiency Test
The equity sufficiency test poses the question: “Is HEP’s total equity investment at risk sufficient to permit it to carry on its activities without additional subordinated financial support?”
Paragraph 9 of FIN 46R notes that an equity investment at risk of less than 10 percent of the entity’s total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient. Paragraph 10 goes on to state, “Some entities may require an equity investment at risk greater than 10 percent of their assets to finance their activities, especially if they engage in high-risk activities, hold high-risk assets, or have exposure to risks that are not reflected in the reported amounts of the entities’ assets or liabilities. The presumption in Paragraph 9 does not relieve an enterprise of its responsibility to determine whether a particular entity with which the enterprise is involved needs an equity investment at risk greater than 10 percent of its assets in order to finance its activities without subordinated financial support in addition to the equity investment.”
There are three ways to test for equity sufficiency:
1.	If HEP has demonstrated the ability to finance its activities without additional subordinated financial support, it has sufficient equity investment at risk and is not a VIE.
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2.	If HEP has at least as much equity as a similar entity that finances its operations without additional subordinated financial support, then it has sufficient equity investment at risk and is not a VIE.

3.	If HEP’s investment at risk is sufficient to absorb expected losses, it has sufficient equity investment at risk and it is not a VIE.
According to FIN 46R, “Qualitative assessments, including but not limited to the qualitative assessments described in Paragraphs 9(a) and 9(b) [items 1 and 2 above], will in some cases be conclusive in determining that the entity’s equity at risk is sufficient. If, after diligent effort, a reasonable conclusion about the sufficiency of the entity’s equity at risk cannot be reached based solely on qualitative considerations, the quantitative analyses implied by Paragraph 9(c) [item 3 above] should be made. In instances in which neither a qualitative assessment nor a quantitative assessment, taken alone, is conclusive, the determination of whether the equity at risk is sufficient shall be based on a combination of qualitative and quantitative analyses.”
Based on this guidance, we performed the equity sufficiency test.
Has HEP demonstrated the ability to finance its activities without additional subordinated financial support?
HEP’s historical operations have a limited history. The Partnership began operations on July 13, 2004. On February 28, 2005, in conjunction with the acquisition of the Alon assets, HEP issued additional subordinated financial support in the form of Class B Subordinated Units and debt. In addition, HEP plans to issued additional Common Units in a private placement as part of the funding of its acquisition of the Intermediate Pipelines from HOC.
This history of obtaining funding, especially in the form of equity, would indicate that HEP did not have sufficient equity at risk to fund its activities, if the “activities” of HEP were determined to include the acquisition of assets. Among the business strategies that HEP will employ, as described in it prospective dated July 8, 2004, is to pursue strategic and accretive acquisitions
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that complement its existing asset base. As such, pursuit of acquisitions could be deemed to be activities of HEP.
HEP had access to a line of credit agreement with Union Bank of California for $100,000,000, which could be used to fund acquisitions and could be extended to $175,000,000. At the time of the Alon asset acquisition, approximately $30,000,000 was outstanding under the line of credit. With a purchase price of approximately $144,700,000, the Alon acquisition could have been initially funded with senior debt. However, insufficient funding would have been available for the acquisition of Intermediate Pipelines.
Based on this analysis, HEP could not demonstrate the ability to fund activities without subordinated financial support. We believe that this would indicate that HEP had insufficient equity at risk to fund activities including acquisitions. Since this is a mater for management discussion, we proceeded with the other tests of equity sufficiency, to provide information to management if the conclusion regarding activities is other than expected.
Does HEP have at least as much equity as a similar entity that finances its operations without additional subordinated financial support?
Paragraph 9b of FIN 46R outlines a qualitative test for equity sufficiency that states, “The entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.”
To identify similar entities, we concentrated on publicly-traded master limited partnerships which HEP uses to benchmark its performance. Based on discussions with Mark A. Plake, Vice President — Human Resources and Governmental Affairs for HEP, the benchmark firms include Buckeye Partners, L.P.; Enbridge Energy Partners, L.P.; Kinder Morgan Energy Partners, L.P.; Magellan Midstream Partners, L.P.; Sunoco Logistics Partners L.P.; TEPPCO Partners, L.P.; and Valero L.P. See Appendix A for a description of each of these entities.
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In assessing the similarity of entities, we looked to guidance from FRD FIN 46R. Among the factors to consider in ascertaining the similarity of entities are the nature of operations, size and composition of assets, and capitalization. The summary financial comparison of these entities to HEP is presented in Exhibit 2 of this report. From that comparison, it is clear that HEP has a concentration of assets, is significantly smaller than the benchmark firms in terms of revenue and total assets, has certain operational differences with the benchmark firms, and several other differences which make them unsuitable for qualitative comparison.
To give total consideration to the available information, it was necessary to quantitatively determine whether HEP had sufficient equity at risk to absorb expected losses, excluding variable interests.
Is HEP’s equity investment at risk sufficient to absorb expected losses excluding variable interests?
This quantitative test compares the fair value of the equity at risk to the expected losses of HEP (excluding variable interests). In performing this test, it is necessary to estimate the fair value of the equity at risk for HEP, estimate expected losses for HEP excluding the effects of variable interests, then compare the two to see if equity at risk is greater than the expected losses.
Valuation of Equity at Risk
Before proceeding with this test, it is important to identify the equity at risk of HEP. For this purpose, the total equity investment at risk:
1)	Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights;

2)	Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities;

3)	Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate
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of the investor that is required to be included in the same set of consolidated financial statements as the investor; and

4)	Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.
When HOC contributed its assets to HEP it received a) an aggregate of 7,000,000 Subordinated Units, b) incentive distribution rights (“IDRs”) (as set forth in HEP’s partnership agreement), c) a 2 percent general partner interest, and d) an aggregate cash distribution of $125,600,000. This resulted in negative equity being booked for the Subordinated Unit Holders and General Partner equity. While this could question whether the Subordinated Units and General Partner equity were equity at risk, the funds for cash distributions were provide by HEP. As of the date of formation, HEP was an affiliate of HOC that was required to be included in the same set of consolidated financial statements as HOC. Even if HEP had not been an affiliate of HOC, the test is based on fair value of the equity. The transfer of assets to HEP was based on carrying value. Information on the fair value of the assets contributed, provided by management and utilized by HOC for tax analysis, indicated that the basis in the equity investment by HOC would have been positive based on fair value.
Based on the criteria for equity at risk and our analysis, the equity at risk of HEP was identified as including:
1)	Common Units;

2)	Subordinated Units;

3)	Class B Subordinated Units; and

4)	The General Partner Interest.
Since the comparison of equity investment at risk to expected losses is based on the fair value of the equity investment at risk, the first step in our analysis was to assign fair value to the equity
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investment at risk. Appendix B of this report describes the valuation methodology utilized in our analysis and Appendix C describes the applications of those methodologies in determining the fair value of the equity at risk. Based on this analysis, we determined the fair value of the equity at risk to be approximately $670,000,000 (rounded).
Having determined the fair value of the equity at risk, the next step was to estimate the expected losses of HEP excluding the effects of variable interests for comparison.
Estimation of Expected Losses Excluding Variable Interests
Before the effects of variable interests could be excluded from the calculation of expected losses, it was necessary to identify the variable interests of HEP.
Identification of Variable Interests
Paragraph B4 of FIN 46R describes what should be considered when determining whether an interest is a variable interest as follows: “The identification of variable interests involves determining which assets, liabilities, or contracts create the entity’s variability and which assets, liabilities, equity, and other contracts absorb or receive that variability. The latter are the entity’s variable interests. The labeling of an item as an asset, liability, equity, or as a contractual arrangement does not determine whether that item is a variable interest. It is the role of the item -to absorb or receive the entity’s variability- that distinguishes a variable interest. The role, in turn, often depends on the design of the entity.”
In analyzing potential variable interests held in HEP, we reviewed the Partnership’s SEC filings to identify contracts, ownership rights, and other pecuniary interests in HEP whose values change with changes (exclusive of variable interests) in the fair value of the entity’s net assets.
In addition to variable interest in HEP itself, we identified minimum volume guarantees which were variable interests in certain assets of HEP. According to guidance in Paragraph 12, “A variable interest in specified assets of a variable interest entity (such as a guarantee or
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subordinated residual interest) shall be deemed to be a variable interest in the entity only if the fair value of the specified assets is more than half of the total fair value of the entity’s assets or if the holder has another variable interest in the entity as a whole (except interests that are insignificant or have little or no variability).”2 As a result of this requirement, it was necessary to estimate the fair value of assets of HOC.
For purposes of our analysis, we grouped the fixed and intangible assets into four groups: HOC contributed assets, Rio Grande Pipeline Company assets, Alon assets, and Intermediate Pipelines. This grouping of assets reflects the economic relationship of the assets grouped as well as corresponding to the asset groups supported by the guarantees. The valuation procedures used and conclusions are presented in Appendix D of this report. As a result, the fair value of the HOC contributed assets which were covered by minimum volume guarantees was estimated to be 61.3 percent of the total fair value of HEP’s assets as shown in Exhibit 16. As a result, the HOC guarantee was determined to be a variable interest in HEP.
     Identified Variable Interests
Based on our analysis of the contractual, ownership, and other pecuniary interests in HEP and their potential fair value variability, we identified the flowing variable interests.
Common Units — Since the value of the Common Units reflects the value of the underlying assets and cash generating ability of the underlying assets held by HEP, their value fluctuates with the value of the underlying assets.
Subordinated Units — Like the Common Units, the value of the Subordinated Units reflects the value of the underlying assets and cash generating ability of the underlying assets held by HEP, causing their value to fluctuate with the value of the underlying assets. Since the Subordinated

[2]	“This exception is necessary to prevent an enterprise that would otherwise be the primary beneficiary of a variable interest entity from circumventing the requirement for consolidation simply by arranging for other parties with interests in certain assets to hold small or inconsequential interests in the entity as a whole.”
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Units are subordinate to the Common Units, they are more susceptible to changes in the value of the underlying assets than the Common Units.
Class B Subordinated Units — This class of Subordinated Units is also subordinate to the Common Units, causing the units to be more susceptible to changes in the value of the underlying assets than the Common Units.
General Partner Interest — Not only is the General Partner Interest subject to changes in the values of the asset, the General Partner Interest’s potential loss is not limited to the amount of its investment in HEP. However, by having the General Partner Interest held by a limited liability company that is a subsidiary of HOC, this risk is mitigated.
Debt — If expected losses fall below the payment requirements on the outstanding debt, then the outstanding debt will change with a change in the net assets of HEP, since it is secured with those assets.
Incentive Distribution Rights — As described on page 39 of Holly Energy Partners L.P. Form S-1/A Filed: April 26, 2004, “Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.” These distribution rights may create a variable interest in that the holder of these rights will receive a disproportional amount of residual returns.
HOC Guarantee — The pipelines and terminals agreement with HOC includes a guaranteed minimum volume that will result in minimum revenues of $35,400,000 in the first year. This minimum revenue commitment will increase each year at a rate equal to the percentage change in the producer price index, but will not decrease as a result of a decrease in the producer price
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index. Since the risk of variability from volume declines is reduced as a result of this guarantee, the minimum volume guarantee represents a variable interest in the assets contributed by HOC. However, the variable interest is in certain assets of HEP and only qualifies as a variable interest in HEP since the assets that it relates to are greater then 50 percent of the fair value of HEP’s total assets.
Decision Maker Fees in the Omnibus Agreement — under the terms of the Omnibus Agreement, HOC receives an administrative fee for the activities performed by HOC employees on behalf of HEP. These decision maker fees vary slightly due to escalation terms. The variability in decision maker fees are excluded from expected losses and expected residual returns in certain cases. However, among the items noted in Paragraph B19 are that “the decision maker and the decision maker’s related parties3 should not hold interests in the variable interest entity that individually, or in the aggregate, would absorb more than a trivial amount of the entity’s expected losses or receive more than a trivial amount of the entity’s expected residual returns.” Since HOC holds an interest in HEP that would absorb more than a trivial amount of the HEP’s expected losses or receive more than a trivial amount of the entity’s expected residual returns, the decision maker fees are variable interests in HEP.
     Items Considered But Excluded:
Leases — the leases do not have a variable interest in the LP because the lease terms were at market terms for such leases at the date of inception and contain no fixed price purchase options, residual value guarantees, or similar features.
Swap — HEP entered into an interest rate swap contract to effectively convert the interest expense associated with $60,000,000 of Senior Notes from a fixed rate (6.25 percent) to a variable rate (LIBOR plus 1.1575 percent). The maturity of the contract is March 1, 2015, matching the maturity of the Senior Notes.

[3]	The term related parties refers to all parties identified in Paragraph 16.
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Since HEP makes variable interest rate payments in exchange for fixed interest rate payments, the contract serves to transfer variability caused by changes in market interest rates into the entity. According to guidance from FRD FIN 46R, interests that introduce variability into an entity are generally not variable interests in the entity (that is, they create rather than absorb variability).
Alon Guarantee — Alon guaranteed minimum volume from the pipelines and terminals which were acquired from it on February 28, 2005. As with the HOC guarantee, we estimated the fair value of the assets that were subject to the guarantee to determine if the variable interest in the asset qualified as a variable interest in HEP. As shown in Exhibit 16, the estimated fair value was only 17.7 percent of total HEP assets, and thus was excluded as a variable interest of HEP.
Having identified the variable interests in HEP, we then calculated the expected losses of HEP, excluding the variable interests.
     Calculation of Expected Losses
FIN 46R uses the terms “expected losses” and “expected residual returns” to describe the expected variability in the fair value of an entity’s net assets exclusive of variable interests. A VIE’s expected losses are the expected negative variability in the fair value of its net assets exclusive of variable interests. A VIE’s expected residual returns are the expected positive variability in the fair value of its net assets exclusive of variable interests. Expected variability in the fair value of net assets includes expected variability resulting from the operating results of the entity. The first step in determining the expected losses of HEP was to determine the expected fair value of HEP exclusive of variable interests. The valuation procedures used and conclusions are presented in Appendix E of this report. As shown in Exhibit 18 of this report, the fair value of HEP exclusive of variable interests was estimated to be $923,191,000. To estimate the expected losses of HEP, we analyzed the results generated by the Monte Carlo analysis. The weighted average fair value of the estimates that fell below the expected fair value
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was $815,816,000, as shown in Exhibit 18. Subtracting the expected fair value from this weighted average fair value, the expected loss of HEP exclusive of variable interests is $107,375,000.
Conclusion
Based on this test, HEP had $670,000,000 in equity at risk and expected losses of $107,000,000 (rounded). Since the equity at risk exceeded the expected loss, this test indicated that HEP has sufficient equity at risk.
Conclusion to Equity Sufficiency Test
To reiterate, we believe that HEP could not demonstrate the ability to fund activities without subordinated financial support based on its recent history. It repeatedly sought subordinated financial support for acquisitions that were part of the operational plan of the business. We believe that this would indicate that HEP had insufficient equity at risk to fund activities including acquisitions. Since this is a mater for management discussion, we proceeded with the other tests of equity sufficiency, to provide information to management if the conclusion regarding activities is other than expected.
Second Test — Equity Rights Test
The second test relates to the rights of HEP’s equity holders. Specifically, do its equity holders as a group lack any one of the following:
1.	The direct or indirect ability through voting or similar rights to make decisions about HEP’s activities that have a significant effect on HEP’s success; or

2.	The obligation to absorb HEP’s expected losses of the equity; or

3.	The right to receive HEP’s expected residual returns of the equity.
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A VIE’s activities may be limited or predetermined by the articles of incorporation, bylaws, partnership agreements, trust agreements, other establishing documents, or contractual agreements between the parties involved with the entity.
In applying this test, we performed procedures including:
1.	Analyzed the terms of the various entity agreements (e.g., limited partnership and limited liability company agreements) of HEP, HEP Logistics Holdings, L.P., and Holly Logistics Services L.L.C.;

2.	Reviewed and summarized the pipelines and terminals agreements;

3.	Reviewed, summarized, and analyzed the Omnibus Agreement (including fees); and

4.	Considered limitations on operations outlined in contracts including debt instruments.
While the terms of the Partnership Agreement provide the general partner with powers of control over the operations of the Partnership, those powers are significantly restrained due to contractual obligations of the Partnership. To determine if these restrictions were significant enough to limit the ability of the General Partner to make decisions that have a significant impact on the business, we focused our analysis on the significant issues of the business, including the use of assets, purchase and sale of assets, authority over personnel, distribution policy, raising capital, and capital investment.
Use of Assets
The Partnership’s ability to use the assets is limited by the pipelines and terminals agreements that it entered into with HOC and Alon USA, L.P. These contracts outline pricing decisions, limit the use of the assets, and provide a majority of revenue. According to a May 12, 2004 presentation made to the UBS Leveraged Finance Conference, filed on Form 8K by HEP on Mar 12, 2004, approximately $70,800,000 of HEP’s revenue is based on contractual minimums. This represents approximately 82.3 percent of the $86,000,000 in projected revenue from HEP, before the Intermediate Pipelines acquisition. As a result, HEP is left with limited control over the use of its key assets.
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Purchase and Sale of Assets
While HEP’s General Partner has broad powers to purchase and sell assets, those powers are restricted by the terms of the debt agreement and other agreements to allow only for the purchase and sell of assets related to the transmission of petroleum products. First, pages 123-124 of the debt prospectus notes that the Partnership and its Restricted Subsidiaries, will not make a payment to, dispose of assets, purchase assets, make or amend any contract or agreement, or enter similar transactions with any Affiliate of the Partnership (Affiliated Transaction), unless the transaction is at arms length and HOC delivers an opinion to the trustee that the transaction is fair. Several transactions are exempted from the above requirement, primarily transactions in the ordinary course of operations. Furthermore, the terms of the HOC pipelines and terminals agreement and the Alon pipelines and terminals agreement limit the ability to dispose of assets due to their requirement that HEP own, operate and maintain the assets necessary to accept the deliveries from the producer (Holly Group or Alon, depending on the contract) and to provide the services required under these agreements. Finally, the terms of the Partnership agreement prohibits the General Partner from entering into any agreement that would threaten the tax status of the Partnership. As an MLP, HEP is limited to receive 90 percent of their income from activities in real estate, commodities, or natural resources such as mining, timber, or energy production and relate activities.
There are also general restrictions on the sale of assets. The General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership’s assets without approval of at least a majority of the outstanding common and Subordinated Units, (excluding common or Subordinated Units owned by the General Partner and its Affiliates). The pipelines and terminals agreements grant a right of first refusal for any proposed sales of assets that service the operations of HOC or Alon (depending on the agreement). The Debt Prospectus prohibits the Partnership from selling, assigning or transferring all or substantially all properties or assets of the Partnership, except in certain situations such as if the surviving entity is the Issuer.
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Furthermore, the Partnership and its Restricted Subsidiaries, cannot consummate an Asset Sale unless:
•	the Partnership receives consideration at least equal to fair market value;

•	the fair market value is determined by the General Partner or Board of Directors of the General Partner; and

•	at least 75 percent of the consideration is received in cash or cash equivalents.
If the Partnership does sell assets, there are limitations on the use of proceeds. The Debt Prospectus notes that, within 360 days of an asset sale, the Partnership may apply the proceeds to:
•	repay senior indebtedness;

•	acquire the assets or stock of a permitted business;

•	make a capital expenditure; or

•	acquire other assets used in a permitted business.
Any proceeds from an asset sale not applied as indicated above and exceeding $20,000,000, must be offered to repurchase indebtedness (Debt Prospectus Page 113).
In addition, HEP has granted a right of first refusal on the sale of certain assets to HOC and Alon USA, L.P. While not restricting the sale of assets, this right of first refusal provides added complexity to the negotiation process related to the sale of an asset and may limit the number of potential purchasers willing to enter negotiations.
     Authority Over Personnel
The General Partner has broad authority and discretion to conduct and manage all activities of HEP including such key items as determining expenses allocated to HEP and negotiating, executing, and performing contracts. Limited Partners share in this decision making authority in that they can vote to remove the General Partner with a vote of at least 66 2/3 percent of the Common and Subordinated Units (including Units held by the General Partner and its Affiliates)
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but must also provide for the election of a successor General Partner. A key limitation is that the Partnership has no employees and that day-to-day management is provided by the management of HOC, a related party to the General Partner, under the terms of the Omnibus Agreement. The Omnibus Agreement outlines that management is provided by HOC Logistics and provides for the administrative fee paid for those services.
     Distributions
The General Partner has the authority to distribute Partnership Cash (HEP Section 7.1(a)(vi)). The Liquidator has the authority to make distributions upon liquidation (HEP Section 12.4(c)). These rights are severely restricted. The Debt Prospectus prohibits the Partnership, and its Restricted Subsidiaries, unless the Notes maintain an Investment Grade Rating, from:
•	Declaring or paying any dividend or make any other payment to Holly Energy Partners’ or any of its Restricted Subsidiaries;

•	Purchasing or redeeming any equity interest in, or direct or indirect Parent of, Holly Energy Partners or;

•	Making a payment on indebtedness of Holly Energy Partners or any guarantor, unless within in one month of the stated maturity; or

•	Making a Restricted Investment (unless specified liquidity level is maintained);
Unless, after the Restricted Payment, no Default or Event of Default has occurred and certain coverage ratios are maintained. These provisions will not prohibit certain payments including: dividends, distributions, repurchase of equity or indebtedness, so long as certain requirements, primarily Events of Default, are met; or if the covenants are suspended (Debt Prospectus Page 116-118).
Furthermore, the Partnership agreement requires the distribution of available cash flow and provides for a minimum distribution payment.
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     Raising Capital
The General Partner has the ability to issue new capital under the constraints of the existing debt agreements. There is a line of credit with Union Bank of California, N.A. for up to $100,000,000 that can be extended to $175,000,000 in certain circumstances. The only limitation on the General Partner is the requirement to maintain certain debt ratios.
     Use of Capital
Overall, the General Partner has the ability to use capital raised, with the exception under lease agreements and the Pipelines and Terminals agreements to maintain the existing assets.
     Conclusion
While the General Partner retains many powers, there are substantial restrictions placed on the management of the Partnership in various agreements and a majority of the strategic and operational decisions of HEP’s operations are limited. As a result, our analysis of the economic impact of the contracts and agreements that restrict the operations of HEP indicates that, as a whole, the equity group lacks the direct or indirect ability through voting or similar rights to make decisions about HEP’s activities that have a significant effect on HEP’s success. As a result, HEP qualifies as a VIE and must test for consolidation under FIN 46R.
Third Test — Equity Allocation Test
HEP’s equity investors as a group are considered to lack the ability to make or influence significant HEP decisions if both:
(i)	the voting rights of some HEP investors are not proportional to their obligations to absorb HEP’s expected losses, and/or their rights to receive HEP’s expected residual returns; and
(ii)	substantially all of HEP’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.
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For purposes of applying this test, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.
As discussed in Appendix C, voting rights and rights of control differ among the classes of Partnership units. Generally, the Limited Partner interest would be considered to have fewer voting rights than the General Partner. The Limited Partners also receive less allocation of expected losses due to the minimum volume guarantee and receive a reduced amount of expected residual returns as a result of the IDRs. Therefore, the voting rights of some HEP investors are not proportional to their obligations to absorb HEP’s expected losses, and/or their rights to receive HEP’s expected residual returns.
The next issue in the Equity Allocation Test is if substantially all of HEP’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.
As discussed in FRD FIN 46R, determining if substantially all of an entity’s activities either involve, or are conducted on behalf of, a variable interest holder is a judgmental determination that should be based on an assessment of the applicable facts and circumstances. In our assessment, we considered several factors including the facts that a majority of revenues involve HOC, HOC has contributed a majority of the assets of HEP (though it received distributions for part of the assets contributed), and administrative services are provided by an affiliate of HOC. Therefore, we determined that substantially all of HEP’s activities involve HOC.
The final part of the Equity Allocation Test is whether HOC has disproportionately few voting rights. While contractual limitations limit the ability of HOC to control HEP, as general partner, HOC continues to have voting rights that are disproportionately greater than that of the limited partners. In addition, HOC also holds limited partnership interests through the Subordinated Units and Common Units that it will receive from the Intermediate Pipelines acquisition. These voting rights are greater than 34 percent of the total for the common units, allowing HOC to
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block its removal as General Partner. As such, it is our opinion that HOC has disproportionately greater voting rights, not fewer.
Since HOC would be argued to have disproportionately greater voting rights, not fewer, this test would not indicate that HEP is a VIE.
Conclusion — Is HEP a VIE?
It appears HEP qualifies as a VIE under two tests:
•	HEP lacks sufficient equity at risk to conduct its activities without additional subordinated financial support.

•	HEP’s equity holders lack the rights to make decisions about HEP’s activities that have a significant effect on HEP’s success.
The next step was to determine who, if anyone, is HEP’s primary beneficiary.
VIII. Is HOC the Primary Beneficiary?
A primary variable interest holder must absorb more than half of a VIE’s expected losses or receive more than half of its expected residual returns, thus a VIE can have only one primary beneficiary. Primacy is given to expected losses when determining which variable interest holder is a VIE’s primary beneficiary.
In determining the expected losses for the equity sufficiency test, we determined the expected losses and expected residual returns for HEP as previously described (see Exhibit 18). Next, we allocated HEP’s expected gains and losses among its variable interest holders, with the first step being to allocate the expected losses and expected residual returns to the variable interest groups. Then, we allocated the expected losses and expected residual returns to HOC (and other variable interest holders) based on its ownership of the variable interests to determine if it is the primary beneficiary of HEP.
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Allocation to Variable Interests
As previously indicated, we identified the following variable interest holders in HEP:
•	Common Units;

•	Subordinated Units;

•	Class B Subordinated Units;

•	General Partner Interest;

•	Debt;

•	HOC Guarantee;

•	IDRs; and

•	Decision Maker Fees.
The valuation analyses for these variable interests are described in Appendix E of this report. Analyzing the results of the Monte Carlo, we identified the expected value of each variable interest under scenarios where there was an expected loss in HEP and an expected residual return from HEP.
Since the HOC Guarantee contributed to the overall value, including the amounts allocated to other variable interests, the effects of the HOC Guarantee were first calculated and removed from the amount to allocate to the remaining variable interests. The expected loss and expected residual returns for the HOC Guarantee were calculated to be $1,804,000 and $1,726,000, respectively. From this analysis, no variability was identified for the decision maker fees or the debt. Thus, no portion of expected losses or expected residual returns was related to those variable interests. Removing the expected losses and expected residual returns from the HOC guarantees from the expected losses and expected residual returns for HEP, we were left with the amounts to allocate to the IDRs and equity. The General Partner Interest has a 2.0 percent pro-rata claim to both distributions and proceeds of liquidation, thus 2.0 percent of the amount to allocate to the IDRs and equity was allocated to the General Partner Interest. Because the IDRs value related to expected distributions, we valued them separately. The IDRs expected losses and expected residual returns were estimated to be $2,217,000 and $2,122,000. Since the value
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of the IDRs was affected by the HOC Guarantee, we adjusted their value downward based on the ratio of HOC Guarantee to HEP excluding Variable Interests expected losses and expected residual returns. This resulted in adjusted expected losses and expected residual returns of the IDRs of $2,180,000 and $2,088,000, respectively. The remaining expected loss and expected residual returns were allocated pro-rata based on their relative rights to distributions and liquidation value. This analysis is presented in Exhibit 22.
The next step in our process was to allocate these variable interests to HOC and other parties to determine if HOC must absorb more than half of HEP’s expected losses or receive more than half of its expected residual returns.
HOC’s Variable Interests
When aggregating variable interests, the variable interests held by related parties must be aggregated. Related parties include those parties identified in FASB Statement No. 57, Related Party Disclosures, and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder. The following are considered to be de facto agents of an enterprise:
a.	A party that cannot finance its operations without subordinated financial support from the enterprise, for example, another variable interest entity of which the enterprise is the primary beneficiary;

b.	A party that received its interests as a contribution or a loan from the enterprise;

c.	An officer, employee, or member of the governing board of the enterprise;

d.	A party that has (1) an agreement that it cannot sell, transfer, or encumber its interests in the entity without the prior approval of the enterprise or (2) a close business relationship like the relationship between a professional service provider and one of its significant clients. The right of prior approval creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity through the sale, transfer, or encumbrance of those interests.
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In applying this to HOC, we included interests held by officers, employees, and members of the governing board of HOC, as shown in the following table, this represents an additional 101,241 Common Units.
HEP Ownership by Officers, Directors and other Related Parties

		# of Common
Name	Position	Units

Matthew Clifton	Chairman/CEO	35,802
Stephen McDonnell	VP and CFO	13,505
Charles M Darling IV	Director	12,738
P Dean Ridenour	Director & VP & Chief Acctg Officer	11,721
DQ Holdings LLC	Other (President is Director)	11,200
Scott C Surplus	VP and Controller	4,400
James Townsend	VP Pipelines Operations	2,732
Jerry Pinkerton	Director	2,538
Marcus Neale Hickerson	VP Treasury & Investor Relations	2,200
William Stengel	Director	1,538
Bruce Shaw	VP Corporate Development	1,264
W John Glancy	VP, General Counsel, Secretary	1,000
Mark Plake	VP HR & Govt Affairs	603

Totals		101,241

Using the variable interests HOC directly controlled and those of related parties, we prepared the allocation of variable interests shown in Exhibit 22. Based on that analysis, HOC’s aggregate variable interests held were 47.8 percent of total variable interest expected losses and 47.7 percent of expected residual returns.
Sensitivity Test
To stress test the sensitivity of the absorption of expected losses and expected residual returns, we increased the WACC discount rate to 10.5 percent (an approximate pretax rate), given that the entity is not subject to corporate taxes. We also lowered the terminal growth rate to 1.5 percent. After applying this discount rate and reducing terminal period growth to 1.5 percent, the
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fair value estimate for HEP’s invested capital was $615 million, without adjustments for pass-through tax benefits. This figure was significantly below the $864.4 million invested capital calculated from the market price of common units and relative values of non-traded units. Using this $615 million valuation, which should be considered below the low-end of a reasonable range, we recalculated the corresponding risk-neutral valuation models, expected losses, and expected gains in the FIN 46R tests. Based on that analysis, the variable interest share of expected losses held by HOC increased from 47.8 percent to 48.4 percent and expected gains decreased from 47.7 percent to 47.3 percent.
Conclusion — Is HOC the Primary Beneficiary?
Based on our analysis, HOC’s aggregate variable interests held were less than 50 percent of the expected losses and less than 50 percent of the expected residual returns. Consequently, HOC will not be required to consolidate HEP under FIN 46R as of the date of the Intermediate Pipelines acquisition.

Very truly yours, BERNSTEIN, CONKLIN & BALCOMBE

JDB:dsc
Holly Phase 2 FIN 46R Report.doc
Enclosures

cc:	Scott C. Surplus, Vice President, Financial Reporting Deborah Deibert, Manager, MLP Accounting
Enclosures
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Certification
In regards to this restricted use appraisal report on the fair value of various interests in HEP as of June 27, 2005, we certify, to the best of our knowledge and belief that:
1.	The statements of fact contained in this report are true and correct;

2.	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions, and conclusions;

3.	We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved;

4.	Our compensation is not contingent on any action or event resulting from the analyses, opinions, or conclusions in, or the use of this report;

5.	The American Society of Appraisers (“ASA”) has a mandatory recertification program for all of its senior members. Mr. Balcombe, a senior member of the ASA, is in compliance with that program;

6.	Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers; and

7.	Anyone providing significant professional assistance to the persons signing this certification is listed below.

Appraiser:	Contributing Appraiser:

Jeff D. Balcombe, CPA/ABV, CFA, ASA	Darren S. Cordier, CFA
Managing Director	Director

Professional assistance provided by:
Wayne Tucker, Esq.
Valuation Analyst
Bernstein, Conklin & Balcombe